Exhibit 99.6

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Tuscan Holdings Corp. II

Subject Company: Tuscan Holdings Corp. II

File No. 001-38970

SPAC Announcement: Employee internal email

Timing: Wednesday 5/18 @ 4:01 am

Subject line: “Company update: Surf Air Mobility plans to go public through merger with Tuscan Holdings Corp. II”

From name: Corporate Communications

From email: corpcomms@surfair.com

To (BCC): team@surfair.com (this includes ground team)

CC: sudhin@surfair.com, liam@surfair.com

Hi team,

Surf Air has always been a pioneer of air travel. We’ve changed the way people fly and brought a new kind of air service to thousands of happy customers over the last 9 years. And we’re setting out to change the course of aviation once again.

We have several pieces of very exciting news to share.

Today we have announced that we have entered into a definitive business combination agreement with Tuscan Holdings Corp. II that will result, subject to the satisfaction or waiver of certain closing conditions, in Surf Air Mobility becoming a publicly listed company. This transaction will help us deliver on our ambition to lead the way for the next era of sustainable aviation. You will find the official press release on the Surf Air Newsroom page here once it’s posted live. To be clear, this announcement does not immediately make us public, but sets us on a course to do so.

In equally exciting news, we announced our definitive agreement to merge, subject to closing conditions and regulatory approval, with Southern Airways Corporation, one of America’s largest commuter airline, serving 39 cities all across the country. As such, this merger allows us to expand our footprint nationally. Southern is the largest passenger operator of Cessna Grand Caravans in the U.S. and we’re very excited to welcome them and grow our operations together. Our companies’ shared vision of ushering in a new era of green flying will be supported by Southern’s current fleet of aircraft that will be the foundation for SAM’s hybrid electric powertrain technology.

Furthermore, we have entered into exclusive agreements with two companies that will help us on our mission to electrify the Cessna Grand Caravan. Both AeroTEC and magniX are leaders in their fields and have deep experience in bringing new, innovative aviation technologies to life. We believe this sets us on a better, faster, and more certain path toward the future of green flying. You can read more about this on our Newsroom page as well.

As always, if you are contacted by a journalist, please adhere to our strict company policy. In short, politely redirect them to press@surfair.com and refer any questions to our communications team. This is an incredibly delicate announcement and we want to make sure we handle all communications with care and professionalism.

This is only the beginning of an exciting road ahead, and our work is just getting started. A merger with Tuscan Holdings Corp. II, our joining forces with Southern Airways, and our agreements with AeraTEC and magniX are huge milestones that should give us all confidence that our hard work is paying off and that our vision for the future of aviation is one giant step closer. But there’s still a lot left to be done. Pioneering the next generation of aviation won’t be easy, but bringing cleaner, more affordable air travel to the world will be an amazing journey.

We’ll provide updates as things develop.

We can’t wait to show the world what we’re working on. Thank you for being part of it with us.

Sudhin, Liam, & the entire SAM executive team